                         Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com
Joel D. Corriero
JCorriero@stradley.com
215.564.8528
November 12, 2021

Via EDGAR Transmission
Ms. Valerie Lithotomos
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    TrimTabs ETF Trust (the “Trust”)
File Nos. 333-198603 and 811-22995

Dear Ms. Lithotomos:

I am writing in response to comments you provided to me during a telephone conversation on October 26, 2021, to Post-Effective Amendment No. 46, Amendment No. 47, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on September 14, 2021, to register shares of the Donoghue Forlines Yield Enhanced Real Asset ETF1 (the “Fund”), a series of the Trust. We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to or upon the Fund’s effectiveness. I have reproduced your comments below, followed by our responses. Any capitalized terms which are not defined herein have the same meaning as in the Amendment.

1.Please complete all bracketed and missing information in the Registration Statement.

RESPONSE: The Trust confirms that all outstanding information will be completed in the next filed post-effective amendment for the Fund.

2.Please provide supplementally the completed fee table and expense example for the Fund.

RESPONSE: The completed fee table and expense example for the Fund are provided below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee[1]	0.69%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.69%

1     After the Amendment was filed, the Fund’s name was changed from “Donoghue Forlines Real Assets Enhanced Yield ETF” to “Donoghue Forlines Yield Enhanced Real Asset ETF.” The Fund’s new name will be included in the next filed post-effective amendment for the Fund.

1.The management fee is structured as a “unified fee,” pursuant to which the Fund’s investment adviser, FCF Advisors LLC (the “Adviser”), has delegated to the Fund’s sub-adviser the obligation to pay all expenses of the Fund, except for any fees paid by the Adviser and the following expenses, each of which are paid by the Fund: the management fee, payments under the Fund’s Rule 12b-1 plan, brokerage expenses, acquired fund fees and expenses, taxes, interest (including borrowing costs and dividend expenses on securities sold short), litigation expenses and other extraordinary expenses (including litigation to which the Trust or the Fund may be a party and indemnification of the Trustees and officers with respect thereto).
2.“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. The example does not reflect any brokerage commissions that you may pay on purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years
$70	$221

3.Please provide the staff with a copy of the methodology for the Fund’s underlying index (the “Underlying Index”).

RESPONSE: The index methodology for the Underlying Index will be provided under separate cover.

4.Please provide supplementally a representative sampling of the anticipated components of the Underlying Index so that the staff can better understand the types of investments that will be classified as “real assets.”

RESPONSE: As of August 31, 2021, the 15 largest components of the Underlying Index by weight were as follows:

Name of Issuer (Ticker)	Weight of Total
3M Co. (MMM)	2.44%
Vale S.A. (VALE)	2.41%
American Tower Corporation (AMT)	2.39%
BHP Group Ltd. (BHP)	2.33%
BHP Group Plc. (BBL)	2.19%
Emerson Electric Co. (EMR)	2.14%
Rio Tinto Plc. (RIO)	2.14%
Caterpillar Inc. (CAT)	2.11%
Public Storage (PSA)	2.06%
Waste Management, Inc. (WM)	1.85%
Southern Copper Corp. (SCCO)	1.80%
Petroleo Brasileiro (PBR.A)	1.73%
Extra Space Storage, Inc. (EXR)	1.71%

Name of Issuer (Ticker)	Weight of Total
Dow Inc. (DOW)	1.71%
Simon Property Group Inc. (SPG)	1.70%
Percent of Underlying Index:	30.73%

5.The “Principal Risks” section for the Fund includes both a “Large Capitalization Company Risk” and a “Small and Medium Capitalization Company Risk.” Accordingly, please revise the “Principal Investment Strategies” section to clarify that the Fund may invest in issuers of all capitalization sizes.

RESPONSE: The Trust will revise the “Principal Investment Strategies” section by adding the following:

To be eligible for inclusion in the Underlying Index, an equity security must: (i) be included in the Real Assets Industry Group; (ii) be U.S. listed; (iii) have a 6-month monthly average price volume in the top 45 percentile of the global equity universe; (iv) have a trading lot size, multiplied by the 6-month average closing price, of less than $100,000; (v) have reported the following financial statement items within the past 12 months, based on its most recent financial reports: (a) free cash flow, (b) net income, (c) dividends, (d) total revenue, (e) total assets, and (f) total equity; (vi) have reported positive free cash flow in the past 12 months; and (vii) not be a target company in any pending or completed mergers and/or acquisitions within the past 12 months. The Underlying Index may include securities of issuers of all capitalization sizes.

6.Please ensure the disclosure under the heading “Fund Summary – Portfolio Managers” in the Prospectus includes the month in which each portfolio manager first had portfolio management responsibility for the Fund.

RESPONSE: The Trust confirms that the month will be included as requested.

7.    Please consider adding cyber security risk disclosure to the Prospectus.

    RESPONSE: The Trust confirms that “Cyber-Security Risk” is already disclosed in the Fund’s Statement of Additional Information and, therefore, no additional disclosure changes are necessary.

* * *

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Fabio Battaglia at 215-564-8077, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero